Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement on Form S-3 of our report dated March 15, 2016, with respect to the consolidated balance sheets as of December 31, 2015 and 2014 and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2015 included in the Annual Report of SAExploration Holdings, Inc. on Form 10-K for the year ended December 31, 2015, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Amendment No. 1 to Registration Statement.

/s/ Pannell Kerr Forster of Texas, P.C.

Houston, Texas
September 14, 2016